UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

VIA optronics AG
(Name of Issuer)

Ordinary Shares, notional value €1.00 per share
(Title of Class of Securities)

91823Y 109
(CUSIP Number)

N/A
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	91823Y 109	13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Coöperatief IMI Europe U.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,280,000 ordinary shares

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,280,000 ordinary shares

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,280,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
50.3%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  The percentage set forth above is calculated based on 4,530,701 ordinary shares outstanding as of September 28, 2020, as reported in the Issuer’s prospectus dated September 24, 2020 filed with the Securities and Exchange Commission pursuant to Rule 424 under the Securities Act of 1933, as amended.

CUSIP No.	91823Y 109	13G	Page 3 of 5

Item 1(a).	Name of Issuer:

 VIA optronics AG (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

Sieboldstrasse 18, 90411 Nuremberg, Germany

Item 2(a).	Name of Person Filing:

 Coöperatief IMI Europe U.A.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

 Herikerberweg 238 Luna ArenA, 1101 CM, Amsterdam, Noord-Holland, Netherlands

Item 2(c).	Citizenship:

 Netherlands

Item 2(d).	Title of Class of Securities:

 Ordinary shares, notional value €1.00 per share

Item 2(e).	CUSIP Number:

91823Y 109

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

                      Not applicable.

CUSIP No.	91823Y 109	13G	Page 4 of 5

Item 4.	Ownership.

(a)	Amount beneficially owned: 2,280,000

(b)	Percent of class: 50.3%(1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,280,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,280,000

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)  The percentage set forth above is calculated based on 4,530,701 ordinary shares outstanding as of September 28, 2020, as reported in the Issuer’s prospectus dated September 24, 2020 filed with the Securities and Exchange Commission pursuant to Rule 424 under the Securities Act of 1933, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No.	91823Y 109	13G	Page 5 of 5

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

 Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

 Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: February 11, 2021
Coöperatief IMI Europe U.A.
By:	/s/ Jerome Tan
Name: Jerome Tan Title: Director

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).